Kathryn A. Lawrence Direct Dial: 804.823.4022 Direct Fax: 804.823.4099 klawrence@kv-legal.com

February 3, 2017

VIA EDGAR AND FEDEX OVERNIGHT

Mr. Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Mr. Rahul K. Patel, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, DC 20549

Re:	CapRocq Core REIT, Inc.

Offering Statement on Form 1-A

Filed November 23, 2016

File No. 024-10643

Dear Mr. Kluck and Mr. Patel:

This letter is submitted on behalf of CapRocq Core REIT, Inc., a Maryland corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated December 21, 2016 with respect to the Issuer’s Offering Statement on Form 1-A filed on November 23, 2016 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two copies marked to show changes against the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of Amendment No. 1.

General

1.	We note your disclosure that you intend to continue to raise money pursuant to multiple Tier 2 offerings under Regulation A. We also note that you are offering up to $50,000,000 of common stock. Please tell us how these additional offerings will not be integrated with this offering. Refer to Rule 251(c) of the Securities Act.

Issuer’s Response: We respectfully advise the Staff that the Issuer intends to rely primarily on Rule 251(c)(2)(v) of the Securities Act of 1933, as amended (the “Securities Act”), to continue to raise money pursuant to multiple Tier 2 offerings under Regulation A. The Issuer undertakes to adhere to the requirements set forth under Rule 251(c) of the Securities Act to ensure that any future offerings under Regulation A will not be integrated with this offering.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804-823-4000

Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

2.	We note your disclosure that after qualification, you intend to apply for your qualified common stock to be eligible for quotation on an alternative trading system. We also note that this is a continuous offering. Please revise your disclosure to clarify that your shares will be offered at a fixed price for the duration of the offering. Refer to Rule 251(d)(3) of the Securities Act.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on the cover pages of Amendment No. 1, indicating that the Issuer’s shares will be offered at a fixed price of $10.00 per share for the duration of the offering.

Part II – Offering Circular

3.	Please revise your disclosure throughout to discuss your relationship to CapRocq Core III, LLC.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 7, 39 and 61 of Amendment No. 1. We respectfully advise the Staff that prior to forming CapRocq Core Advisors, LLC (the Issuer’s external advisor, or the “Advisor”), Messrs. Franklin McLarty, Kevin Huchingson and Beau Blair (the managing members and senior officers of the Advisor, or the “Promoters”) formed a new single purpose entity, CapRocq Core III, LLC (“Core III”), on July 8, 2016. The sole purpose of Core III was to incur the initial organization and offering expenses related to the formation of the Issuer and the Advisor, legal and accounting retainers, and other initial expenses related to the offering. The Issuer will be obligated to reimburse Core III for all such organization and offering expenses paid on the Issuer’s behalf. The Promoters intend to dissolve Core III after all such organization and offering expenses have been reimbursed. The section of the Offering Statement titled “Use of Proceeds” reflects “Estimated Offering Expense” amounts of $350,000 if the minimum offering amount is raised, and $538,500 if the maximum offering amount is raised. Those amounts are inclusive of all such reimbursements to Core III as described in this letter and Amendment No. 1.

Cover page of offering circular

4.	Please clearly disclose on the cover page any arrangement to place the funds in escrow. See Item 501(b)(8)(iii) of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on the cover page of Amendment No. 1, which specifies that until the Issuer achieves the minimum offering amount of $4,250,000, proceeds will be retained in a Rule15c2-4 compliant interest-bearing escrow account with Regions Bank, an Alabama banking corporation (the “Escrow Agent”).  Once the minimum offering amount is achieved, proceeds will be disbursed to the Issuer and the shares sold will be issued to the investors.

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

Summary

Our Company, page 1

5.	We note your disclosure in the summary and elsewhere that you have agreed to a purchase price to acquire the Village on the Creeks-Colgate Property “based, in part, upon an independent MAI third party appraisal.” Please disclose whether the purchase price exceeds the appraised value. See Item 5.A.iii. of Industry Guide 5.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 1, 4, 8, and 45 of Amendment No. 1, which specifies that the purchase price of the Village on the Creeks-Colgate Property does not exceed its appraised value. A copy of the appraisal will be submitted to the Staff supplementally with Amendment No. 1 via Federal Express overnight service.

Our Initial Portfolio, page 4

6.	We note that you have agreed to purchase the property, Village on the Creeks-Colgate Property, for a combination of cash and debt financing. We further note your disclosure regarding the issuance of OP Units in your acquisition of properties. Please disclose whether OP Units may be issued as part of the consideration to purchase this property.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 1, 4, 8 and 45 of Amendment No. 1, which specifies that while the Issuer may offer OP Units as consideration for the acquisition of future properties, the Issuer will not issue OP Units as consideration for the acquisition of the Village on the Creeks-Colgate Property. Any future issuances of OP Units (and the issuance of any shares of common stock the Issuer may elect to issue upon redemption of any such OP Units) will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Issuer advises the Staff that it intends to file a Form D with the Commission for any future issuance of unregistered OP Units.

Compensation to Our Advisor, page 7

7.	We note your disclosure on page FS-7 that CapRocq Core III, LLC was formed to serve as the underwriting entity for the organization and will incur offering costs associated with establishing the company. We also note that the company will be obligated to reimburse Core III for organization and offering costs paid by them on behalf of the company. Please tell us why you have not included these fees in this section and the “Use of Proceeds” section beginning on page 39. Refer to Industry Guide 5, Item 3.B.

Issuer’s Response: We respectfully advise the Staff that the estimated organization and offering expenses paid on the Issuer’s behalf by CapRocq Core III, LLC (“Core III”) are included in the “Estimated Offering Expense” amounts reflected in the table in the “Use of Proceeds” section on page 39 of the Offering Statement and Amendment No. 1.

We further respectfully advise the Staff that while the Issuer will be obligated to reimburse Core III for all such organization and offering expenses paid on the Issuer’s behalf, the Issuer will not be obligated to make such reimbursement payments (and will not actually make such payments) until after the commencement of the offering, following achievement of the minimum offering amount. For that reason, the estimated amounts of such payments are not included in the Issuer’s Consolidated Financial Statements (as reflected on pages F-3 through F-6 of Amendment No. 1) nor the Notes thereto (as reflected on pages F-7 through F-9), which reflect the financial position of the Issuer as of September 23, 2016 and the results of its operations and cash flows for the period from August 24, 2016 (the date of its inception) through September 23, 2016.

Please see our response to Comment #3 above, and the revised disclosure on pages 7, 39, and 61 of Amendment No. 1, for additional information regarding the Issuer’s relationship to Core III.

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

8.	Please revise your fee table to include the stage of offering the fee relates to and estimates of the amount of the fee assuming the maximum amount is raised and assuming you utilize your target leverage. Refer to Item 4 of Industry Guide 5.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised fee table on pages 7 and 61 of Amendment No. 1, which indicates the stage of offering to which each fee relates and includes estimates of the amount of each such fee assuming the maximum amount is raised and assuming the Issuer utilizes its target leverage, as applicable, in keeping with the requirements of Item 4 of Industry Guide 5.

Risk Factors, page 12

Risks Related to Conflicts of Interest, page 25

9.	We note that you pay your Advisor a financing fee and an acquisition fee. Please include corresponding risk factor disclosure related to management’s incentives to pay more for properties and/or increase leverage.

Issuer’s Response: In response to the Staff’s comment, please see the additional risk factor added to page 17 of Amendment No. 1 to address the risks indicated above.

Prior Performance Summary

Historical Realized Investment Performance of CapRocq Fund I, page 58

10.	Your disclosure indicates that the Exit Price and Acquisition Price include debt, equity and fees. Please explain in more detail what consists of the debt, equity and fees and how they are included.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 58 of Amendment No. 1, which has been updated to more accurately describe the Acquisition Prices and Exit Prices depicted in the bar graph and listed in the table that follow. The revised disclosure clarifies that the Acquisition Price for each property reflects the actual contract price at which the property was acquired by CapRocq Fund I, and the Exit Price reflects the actual contract price for which that property was later sold by CapRocq Fund I. The graph and table thus reflect the change in market value of each property during the period of ownership by CapRocq Fund I, indicating the realized performance of each such investment over time.

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

Prior Performance Tables, A-1

11.	We note your disclosure that Table I – Experience in Raising and Investing Funds has been omitted since none of the most recent Prior Programs closed during the three years ended December 31, 2015. However, you disclose on page 56 that CapRocq I commenced its offering on December 27, 2012 and was fully invested by October 2014. Please include the disclosure in Table I for CapRocq I or advise. Please see Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 56 of Amendment No. 1. We respectfully advise the Staff that CapRocq Fund I has not closed its program, and that the previous disclosure on page 56 indicating that CapRocq Fund I was “fully invested by October 2014,” though not clearly phrased, was simply intended to indicate that as of October 2014, CapRocq Fund I had fully deployed the $50,000,000 in capital it had raised to date. The disclosure on page 56 of Amendment No. 1 has been revised to state that CapRocq Fund I had fully deployed $50,000,000 in capital by October 2014.

Part F/S, page FS-11

12.	Please explain to us why you have only provided an audited statement of revenues and certain expenses for Village on the Creeks – Colgate for one year, as it appears that this property will be acquired from a related party. Refer to Rule 8-06(a) of Regulation S-X.

Issuer’s Response: The Issuer recognizes the requirement under Rule 8-06(a) that audited statements of revenues and certain expenses be provided for the two most recent years for significant properties acquired from a related party. We respectfully advise the Staff that the Issuer determined it was appropriate to prepare the Rule 8-06 financial statements for the Village on the Creeks-Colgate property (the “VOC Property”) with the audited statement of revenues and certain expenses of the VOC Property being presented for the period during which the Issuer’s affiliate, CapRocq Core Real Estate Fund II, LP (“CapRocq Fund II”), actually owned the VOC Property, based on the following:

Such presentation is consistent with guidance provided by the Staff in other contexts in which financial statements of acquired assets or businesses are held by the seller for less than the full period required for the acquisition financial statements.  In particular, the Issuer notes, for example, that Item 2330.2 of the SEC Financial Reporting Manual (the “FRM”), which relates to financial statements required under Rule 3-14 of Regulation S-X (Rule 8-06 for smaller reporting companies) for real properties acquired from related parties, allows the financial statement presentation reporting period to be reduced when the subject property is held by the related party for less than the entirety of that period.  Specifically, Item 2330.2 states,

For properties held by the related party for less than three years, financial statements are required for the greater of the period held by the related party or one year.

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

In addition, the Issuer notes that Item 2005.5 of the FRM (which relates to financial statements required in connection with business combinations under Rule 3-05) states,

The requirements of S-X 3-05 and S-X 8-04 apply to acquisitions made by the registrant or its predecessor(s). Those rules call for financial statements of the acquiree and its predecessor(s), if applicable. Financial statements of recently acquired businesses of the acquiree or equity method investees of the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.

The guidance underlying these policy positions recognizes the practical limitations faced by a registrant in presenting financial information for an acquired asset or business when such asset or business was not owned by the seller for the entirety of the financial statement reporting period.  In this case, the Issuer’s affiliate, CapRocq Fund II, acquired the VOC Property in July 2014 without the intention of subsequently selling the property to a related party, and thus acquired the VOC Property without securing from the seller an agreement to provide audited financial statements to CapRocq Fund II for periods prior to the acquisition, or to support CapRocq Fund II in the preparation of such audited financial statements.  The Issuer believes it is impractical at this stage to obtain the support needed to furnish Rule 8-06 financial statements for the VOC Property for the period from January 1, 2014 to July 2, 2014 (i.e., the portion of the Rule 8-06 financial statement reporting period prior to CapRocq Fund II’s acquisition of the property).

CapRocq Fund II acquired the VOC Property on July 3, 2014, and has thus held the property for less than three years, but greater than one year. Under Item 2330.2 of the FRM, financial statements would thus be required for the period from July 3, 2014 through December 31, 2015 during which CapRocq Fund II held the VOC Property.

The audited statements of revenues and certain expenses filed by the Issuer for the VOC Property with the Offering Statement inadvertently omitted the period from July 3, 2014 through December 31, 2014, and only covered the one-year period for the year ended December 31, 2015. In response to the Staff’s comment, the Issuer has included updated financial statements for the VOC Property for the period from July 3, 2014 through December 31, 2014 on pages F-10 through F-15 of Amendment No. 1.

Part III - Exhibits

13.	We note your disclosure in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure in Item 4 of Part I of Amendment No. 1. We respectfully advise the Staff that the Issuer has not used solicitation of interest communications in connection with the proposed offering, and that the previous disclosure in Item 4 of Part I was the result of an inadvertent clerical error. That disclosure has been revised in Amendment No. 1 to indicate that no solicitation of interest materials have been utilized.

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

February 3, 2017

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Kathryn A. Lawrence
Kathryn A. Lawrence

cc: Mr. Beau Blair (via electronic mail)

Mr. Thomas G. Voekler, Esq. (via electronic mail)

Ms. Becky Chow, Staff Accountant

Ms. Kristi Marrone, Staff Accountant

Enclosures